SEC Mail Processing Section

JAN 30 2012

Washington, DC
125

SECUR 12010725 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Janaury 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valores Finamex International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33000 Egypt Lane; Suite L-500

(No. and Street)

Magnolia	Texas	77354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (281) 367-0380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	Texas	77354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CMD 2/8/12

OATH OR AFFIRMATION

I, Kristy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valores Finamex International, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kristy Johnson
Signature

Chief.Financial Officer
Title

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)

FINANCIAL REPORT

NOVEMBER 30, 2011

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Valores Finamex International, Inc.
(a wholly-owned subsidiary of Valores Finamex Corp.)

We have audited the accompanying statement of financial condition of Valores Finamex International, Inc. (a wholly-owned subsidiary of Valores Finamex Corp.) (the Company) as of November 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valores Finamex International, Inc. as of November 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
January 23, 2012

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)
Statement of Financial Condition
November 30, 2011

ASSETS	
Cash and cash equivalents	$ 12,710
Accrued interest	7,564
Marketable securities:	
Fixed income, at fair value	488,925
Corporate equity, at fair value	15,000
Receivable from clearing broker/dealer	745
Due from related parties	27,881
Other assets	6,350
TOTAL ASSETS	$ 559,175
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 32,761
Stockholder's Equity	
Common stock, $1.00 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	762,400
Accumulated deficit	(236,086)
TOTAL STOCKHOLDER'S EQUITY	526,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 559,175

See notes to financial statements.

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)
Statement of Income
Year Ended November 30, 2011

Revenue	
Securities commissions	$ 63,904
Trading losses	4,033
Unrealized gains on firm securities trading accounts	(11,075)
Interest and dividends	27,852
TOTAL REVENUE	84,714
Expenses	
Compensation and related costs	24,361
Execution and clearing	42,851
Communications	349
Regulatory fees and expenses	15,680
Professional fees	99,364
Travel and entertainment	6,120
Management fees	30,000
Other expenses	12,305
TOTAL EXPENSES	231,030
NET LOSS	$ (146,316)

See notes to financial statements.

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp)
Statement of Changes in Stockholder's Equity
Year Ended November 30, 2011

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at November 30, 2010	100	$ 100	$ 762,400	$ (89,770)	$ 672,730
Net loss	-	-	-	(146,316)	(146,316)
Balances at November 30, 2011	100	$ 100	$ 762,400	$ (236,086)	$ 526,414

See notes to financial statements.

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)
Statement of Cash Flows
Year Ended November 30, 2011

Cash flows from operating activities:	
Net loss	$ (146,316)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Decrease in accrued interest	841
Decrease in marketable securities	67,325
Increase in receivable from clearing broker/dealer	(745)
Increase in due from related parties	(4,681)
Decrease in other assets	1,320
Increase in accounts payable and accrued expenses	21,414
Net cash used in operating activities	(60,842)
Cash and cash equivalents at beginning of year	73,552
Cash and cash equivalents at end of year	$ 12,710

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes	$ -
Interest	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Valores Finamex International (the Company), a wholly-owned subsidiary of Valores Finamex Corp., was organized in January 1990 as a Delaware corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located Mexico.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, accrued interest, and receivables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations. All marketable securities are denominated in US dollars.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2011, open Federal tax years include the tax years ended November 30, 2008 through November 30, 2010.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $15,000 as a deposit in an account with the clearing broker/dealer, which comprised of preferred stock of the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2011, The Company had net capital and net capital requirements of $441,458 and $250,000, respectively. The Company's net capital ratio was .07 to 1.

Note 4 - Fair Value / Marketable Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 4 - Fair Value / Marketable Securities (continued)

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of November 30, 2011.

	Level 1	Level 2	Level 3	Total
Fixed Income	$ -	$ 488,925	$ -	$ 488,925
Corporate Equity	-	15,000	-	15,000
Total	$ -	$ 503,925	$ -	$ 503,925

Marketable securities consist of holdings in one Mexican corporate bond maturing in February 2014 and preferred stock of the Company's clearing firm, both valued using market-based observable inputs. Cost and fair value of marketable securities at November 30, 2011, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Income	$ 495,675	$ -	$ (6,750)	$ 488,925
Corporate Equity	15,000	-	-	15,000
Totals	$ 510,675	$ -	$ (6,750)	$ 503,925

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return and the combined Texas franchise report of its Parent. Income taxes are recorded using the separate company method. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company and the consolidated group have a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carryforward of approximately $663,000 available to offset future taxable income, which begins expiring in 2027. The net operating loss carryforward is a tax attribute of the Parent due to the filing of a consolidated income tax return. This net operating loss may not be available for use by the Company in future years if it were not a part of the consolidated income tax return. The net operating loss carryforward and the accumulated unrealized losses on marketable securities create a net deferred tax asset of approximately $101,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions

The Company and a related party have entered into an office and administrative services agreement effective November 2010 requiring the related party to provide any and all management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The Agreement requires the Company to pay an incremental allocation services fee of $2,500 per month, as base compensation for the incremental costs incurred by the related party on behalf of the Company, plus additional amounts for overhead expenses, as determined by the related party. Fees totaled $30,000 for the year ended November 30, 2011. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company has receivables from related parties totaling $27,881 at November 30, 2011.

Note 7 - Concentration of Credit Risk/Market Risk

The Company has cash equivalents, accrued interest, a receivable, and marketable securities totaling $518,391, or approximately 93% of its total assets held by or due from the clearing broker/dealer.

Investing in securities of companies operating in foreign countries may include certain risks and considerations not typically associated with investing in U.S. companies, such as changing local and regional economic, political, regulatory and social conditions, which may result in greater market volatility.

Note 8 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2011, through January 23, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

VALORES FINAMEX INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Valores Finamex Corp.)
Supplementary Information
Pursuant to Rule 17a-5
November 30, 2011

Total stockholder's equity qualified for net capital	$ 526,414
Deductions and/or charges	
Non-allowable assets:	
Marketable securities: Corporate equity	15,000
Receivable from clearing broker/dealer	25
Due from related parties	27,881
Other assets	6,350
Total deductions and/or charges	49,256
Net Capital before haircuts on securities positions	477,158
Haircuts on securities	
Haircuts on other positions	24,670
Undue concentration	11,030
Total haircuts on securities	35,700
Net Capital	$ 441,458
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 32,761
Total aggregate indebtedness	$ 32,761
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 191,458
Ratio of aggregate indebtedness to net capital	.07 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of November 30, 2011 as filed by Valores Finamex International, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors and Stockholder
Valores Finamex International, Inc.
(a wholly-owned subsidiary of Valores Finamex Corp.)

In planning and performing our audit of the financial statements of Valores Finamex International, Inc. (a wholly-owned subsidiary of Valores Finamex Corp.) (the Company), as of and for the year ended November 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
January 23, 2012